NEWS RELEASE

FOR DETAILS, CONTACT:	FOR IMMEDIATE RELEASE
Ola Bøsterud	MARCH 31, 2005
Sam R. Morrow
Phone: +47 6752 6400

US Investor Services,
Renée Sixkiller,
Phone: +1 281 509 8548

PGS Board Approves Norwegian GAAP Financial Statements

March 31, 2005: OSLO, NORWAY - Petroleum Geo-Services ASA (“PGS” or the “Company”) (OSE and NYSE: PGS) announced today that its Board of Directors has approved the final Norwegian GAAP Financial Statements for 2004. The Annual General Meeting of Shareholders will be held on June 8, 2005 in Oslo.

In completing the consolidated financial statements for 2004, certain reclassifications and adjustments have been made to the Unaudited and Preliminary 2004 Norwegian GAAP Financial Statements published on February 25, 2005. The net effect of these reclassifications and adjustments is an increase of the net loss from ($52.1) million to ($53.9) million. Out of the negative adjustments to net income, adjustments relating to Pertra, which was sold in first quarter 2005, amounted to $1.8 million.

The effects of reclassifications and adjustments are summarized in the table below:

			Net
			Reclassification/
(USD million)	Preliminary	Final	Adjustment
Revenues	$1,131.1	$1,135.5	$4.4
Operating expenses	697.3	708.0	(10.7)
Depreciation and amortization	325.7	327.0	(1.3)
Other operating (income) expense, net	11.6	11.8	(0.2)

Operating profit	96.5	88.7	(7.8)
Net financial items	(121.2)	(117.1)	4.1
Provision for income taxes	(27.4)	(28.5)	(1.1)
Discontinued operations	—	3.0	3.0

Net loss	$(52.1)	$(53.9)	$(1.8)

(more)

Petroleum Geo-Services ASA	Phone: +1 281-509-8000	Petroleum Geo-Services ASA	Phone: +47 6752 6400
15150 Memorial Drive	Fax: +1 281-509-8085	PGS-House	Fax: +47 6753-6883
Houston, TX 77079, USA		Strandveien 4
N-1366 Lysaker, Norway

PGS expects to release its First Quarter 2005 results in US GAAP on May 24, 2005.

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     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic and reservoir services, including acquisition, processing, interpretation and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSOs). PGS operates on a worldwide basis with headquarters at Lysaker, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

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     The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company’s most recent Annual Report on Form 20- F for the year ended December 31, 2003. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.

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